UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28805/ June 29, 2009

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In the Matter of   :
                                                                    :
WisdomTree Investments, Inc.   :
WisdomTree Asset Management, Inc.   :
WisdomTree Trust   :
48 Wall Street, Suite 1100   :
New York, NY 10005   :
                                                                    :
                                                                    :
(812-13650)   :
                                                                    :
_____ :

ORDER UNDER SECTIONS 6(c), 17(b) and 12(d)(1)(J) OF THE INVESTMENT
COMPANY ACT OF 1940.

WisdomTree Investments, Inc., WisdomTree Asset Management, Inc., and WisdomTree Trust
filed an application on April 3, 2009, and amendments to the application on April 22, 2009 and
May 26, 2009, requesting an order under sections 6(c), 17(b) and 12(d)(1)(J) of the Investment
Company Act of 1940 (the "Act") to amend: (1) a prior order under section 6(c) of the Act for
an exemption from sections 2(a)(32), 5(a)(1), 22(d), 22(e), and 24(d) of the Act and rule 22c-1
under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1)
and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from
sections 12(d)(1)(A) and 12(d)(1)(B) of the Act[1]; and (2) a prior order under section 6(c) of the
Act for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under
the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and
17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections
12(d)(1)(A) and 12(d)(1)B) of the Act[2] (collectively, "Prior Orders").

The order in this matter: (1) amends the Prior Orders to modify a condition so that certain
registered investment companies may rely on the Prior Orders to invest in the WisdomTree
India Earnings Fund and additional series of the WisdomTree Trust that invest all of their
respective assets in wholly-owned subsidiaries as described in the application; (2) deletes the
relief granted in the Index Order from the requirements of section 24(d) of the Act and revises
relevant terms and conditions of the applications for the Index Order accordingly; and (3)
amends the terms and conditions of the applications for the Prior Orders with respect to certain
disclosure requirements.

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[1] WisdomTree Investments, Inc., et al., Investment Company Act Release Nos. 27324 (May 18, 2006) (notice) and
27391 (June 12, 2006) (order), as amended by Investment Company Act Release Nos. 27976 (September 21,
2007) (notice) and 28015 (October 17, 2007) (order) (together, the "Index Order").

[2] WisdomTree Trust, et al., Investment Company Act Release Nos. 28147 (February 6, 2008)(notice) and 28174
(February 27, 2008)(order).

On June 1, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28755). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition, it is found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of WisdomTree Investments, Inc., WisdomTree Asset Management, Inc. and WisdomTree Trust (File No. 812-13650),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and (a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 12(d)(1)(J) of the Act, that the requested exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary